VIA EDGAR
February 23, 2011
Mr. Amit Pande
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Re:	Glacier Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 1, 2010
Form 10-Q for the Quarterly Periods Ended March 31, 2010,
June 30, 2010, and September 30, 2010
File No. 0-18911
Dear Mr. Pande:
Consistent with telephone conversations of Monday, February 14 and Tuesday, February 22, 2011 with Ms. Lindsay McCord, Accountant, and you, the following response has been prepared by Glacier Bancorp, Inc. (the “Company”) to your February 9, 2011 comment letter regarding the Form 10-K filed by the Company for the fiscal year ended December 31, 2009 and Forms 10-Q for the quarterly periods ended March 31, 2010, June 30, 2010 and September 30, 2010.
For convenience and ease of review, we have reprinted below the text of the comment in your correspondence, followed by the Company’s response.
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Additional Management’s Discussion and Analysis
Non-Performing Assets, page 42

February 23, 2011
Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

1.	We note your response to prior comment four of our letter dated January 12, 2011, that after a partial charge-off is made on an impaired loan it could either be designated as non-accrual or accrual. In addition, we note that if a loan is in the process of collection and the loan is well-secured by collateral with sufficient fair value to pay off the debt in full you will resume the accrual of interest on the loan. It is not clear from this response whether a partially charged-off impaired loan is returned to performing status or remains as non-performing. Please tell us and revise your disclosures in future filings beginning with your 2010 Form 10-K to distinguish between when a partially charged-off impaired loan will be designated as performing versus when it would remain as non-performing. Specifically, state for partially charged-off loans how you consider the delinquency status of the loan in your accrual determination.
Response:
The following is an expanded discussion consistent with the request that will be included in future filings beginning with the Form 10-K filed by the Company for the fiscal year ended December 31, 2010, as deemed necessary:
Loans that are thirty days or more past due based on payments received and applied to the loan are considered delinquent. Loans are designated non-accrual and the accrual of interest is discontinued when the collection of the contractual principal or interest is unlikely. A loan is typically placed on non-accrual when principal or interest is due and has remained unpaid for ninety days or more. When a loan is placed on non-accrual status, interest previously accrued but not collected is reversed against current period interest income. Subsequent payments are applied to the outstanding principal balance if doubt remains as to the ultimate collectability of the loan. Interest accruals are not resumed on partially charged-off impaired loans. For other loans on non-accrual, interest accruals are resumed only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.
2.	We note that your general allowance decreased from $123.17 million at December 31, 2009 to $115.64 million at September 30, 2010. In addition, we note from your disclosure on page 42 that the total non-accrual loans in the 1-4 family, home equity lines of credit, consumer, and other categories actually increased from $29.41 million at December 31, 2009 to $30.99 million at September 30, 2010. Please tell us and revise your disclosure in future filings beginning with your 2010 Form 10-K to more clearly bridge the gap between the decline in your credit quality in these loan portfolios with the decrease in your general allowance for loan losses.

February 23, 2011
Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

Response:
The following is an expanded discussion consistent with the request that will be included in future filings beginning with the Form 10-K filed by the Company for the fiscal year ended December 31, 2010, as deemed necessary:
In total, the ALLL has decreased $5.8 million, or 4 percent, from a year ago. The ALLL of $137.1 million is 3.58 percent of total loans outstanding at December 31, 2010, up from 3.46 percent of total loans at the prior year end. While the overall amount of the ALLL decreased, the increase in the ALLL as a percent of loans is the result of a continuing overall upward increase in environmental factors upon each bank subsidiary’s historical loss experience. Despite the overall continuing upward increase in environmental factors upon each bank subsidiary’s historical loss experience, the general allocation of the Company’s allowance decrease by $2.9 million due to the decrease of $304.7 million, or 7 percent, in total loans at December 31, 2010 compared to the prior year end. For additional information regarding the trends and conditions impacting the environmental factors, see “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Presented below are select aggregated statistics that are also considered when determining the adequacy of the Company’s ALLL:
Positive Trends

•	The provision for loan losses in 2010 was $84.7 million, a decrease of $39.9 million from 2009.

•	Non-accrual construction loans (i.e., residential construction and land, lot and other construction) was $117.7 million, or 61 percent, of the $192.5 million of non-accrual loans at year end 2010, a decrease of $9.7 million from the prior year end. Non-accrual construction loans at year end 2009 accounted for 64 percent of the $198.3 million of non-accrual loans.

•	The allowance as a percent of non-performing loans was 70 percent at year ends 2010 and 2009.

•	Early stage delinquencies (accruing loans 30-89 days past due) decreased to $45.5 million at year end 2010 from $87.5 million at prior year end.

Negative Trends

•	The $37.3 million total of non-accrual loans in the agriculture, 1-4 family, home equity lines of credit, consumer, and other loans at year end 2010 increased by $7.9 million from the year end 2009.

February 23, 2011
Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

•	Charge-offs, net of recoveries, in 2010 was $90.5 million, an increase of $32.1 million from 2009.

•	Net charge-offs of construction loans was $58.7 million, or 65 percent, of the $90.5 million of net charge-offs in 2010, compared to net-charge-offs of construction loans of $41.8 million, or 71 percent, of the $58.4 million of net charge-offs in 2009.

•	Impaired loans as a percent of total loans increased to 5.88 percent at year end 2010 as compared to 5.30 percent at year end 2009.

•	Non-performing loans as a percent of total loans increased to 5.15 percent at year end 2010 as compared to 4.93 percent at year end 2009.
3.	We note your earnings release dated January 27, 2011, on your website that states unaudited net charge-offs and provision for loan losses for 2010 were $90.51 million and $84.69 million. In addition, we note that net charge-offs for 2009 totaled $58.43 million. Given the significant increase in net charge-offs from 2009 to 2010 and the higher net charge-offs than provision for loan losses in 2010, please tell us and provide enhanced disclosures in future filings beginning with your 2010 Form 10-K, that bridge the gap between observed changes in asset quality and resulting period end allowance and recorded provision for loan losses.
Response:
The following is an expanded discussion consistent with the request that will be included in future filings beginning with the Form 10-K filed by the Company for the fiscal year ended December 31, 2010, as deemed necessary:
Presented below are select aggregated statistics that are also considered when determining the adequacy of the Company’s ALLL:
Positive Trends

•	The provision for loan losses in 2010 was $84.7 million, a decrease of $39.9 million from 2009.

•	Non-accrual construction loans (i.e., residential construction and land, lot and other construction) was $117.7 million, or 61 percent, of the $192.5 million of non-accrual loans at year end 2010, a decrease of $9.7 million from the prior year end. Non-accrual construction loans at year end 2009 accounted for 64 percent of the $198.3 million of non-accrual loans.

February 23, 2011
Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

•	The allowance as a percent of non-performing loans was 70 percent at year ends 2010 and 2009.

•	Early stage delinquencies (accruing loans 30-89 days past due) decreased to $45.5 million at year end 2010 from $87.5 million at prior year end.

Negative Trends

•	The $37.3 million total of non-accrual loans in the agriculture, 1-4 family, home equity lines of credit, consumer, and other loans at year end 2010 increased by $7.9 million from the year end 2009.

•	Charge-offs, net of recoveries, in 2010 was $90.5 million, an increase of $32.1 million from 2009.

•	Net charge-offs of construction loans was $58.7 million, or 65 percent, of the $90.5 million of net charge-offs in 2010, compared to net-charge-offs of construction loans of $41.8 million, or 71 percent, of the $58.4 million of net charge-offs in 2009.

•	Impaired loans as a percent of total loans increased to 5.88 percent at year end 2010 as compared to 5.30 percent at year end 2009.

•	Non-performing loans as a percent of total loans increased to 5.15 percent at year end 2010 as compared to 4.93 percent at year end 2009.
When applied to each bank subsidiary’s historical loss experience, the environmental factors result in the provision for loan losses being recorded in the period in which the loss has probably occurred. When the loss is confirmed at a later date, a charge-off is recorded. The occurrence of confirming events in 2010 for previously recognized provision for loan losses resulted in loan charge-offs, net of recoveries, exceeding the provision for loan losses by $5.8 million. During 2009, the provision for loan losses exceeded loan charge-offs, net of recoveries, by $66.2 million.
4.	In addition, in the future please file within the prescribed time limits a Form 8-K under Item 2.02 — Results of Operations and Financial Condition when you make a public announcement or release regarding your results of operations or financial condition for a completed quarterly or annual fiscal period.

February 23, 2011
Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

Response:
The Company’s Form 8-K reporting its net earnings for the quarter and for the year ended December 31, 2010 was filed on Thursday, February 10, 2010.
5.	We note from your response to prior comment five of our letter dated January 12, 2011, that you consider TDR (troubled debt restructuring) loans as impaired loans and that at least quarterly you perform an updated and comprehensive assessment of the willingness and capacity of the borrower(s) to timely and ultimately repay their total debt obligations. Please tell us and revise future filings beginning with your 2010 Form 10-K to disclose whether the total debt obligations due from a single or related party group of borrowers, where at least one of the loans was is considered a TDR, is classified as impaired and evaluated under the guidance of ASC 310-10-35.
Response:
The Company has evaluated its evaluation and accounting for the subject matter in the above comment and has determined that such is in accord with the guidance of ASC 310-10-35.
The following is an expanded discussion consistent with the request that will be included in future filings beginning with the Form 10-K filed by the Company for the fiscal year ended December 31, 2010, as deemed necessary:
The Company recognizes that while borrowers may experience deterioration in their financial condition, many continue to be creditworthy customers who have the willingness and capacity for debt repayment. In determining whether non-restructured or unimpaired loans issued to a single or related party group of borrowers should continue to accrue interest when the borrower has other loans that are impaired or troubled debt restructurings, the Company on a quarterly or more frequent basis performs an updated and comprehensive assessment of the willingness and capacity of the borrowers to timely and ultimately repay their total debt obligations, including contingent obligations. Such analysis takes into account current financial information about the borrowers and financially responsible guarantors, if any, including for example:

February 23, 2011
Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

•	analysis of global, i.e., aggregate debt service for total debt obligations;

•	assessment of the value and security protection of collateral pledged using current market conditions and alternative market assumptions across a variety of potential future situations; and

•	loan structures and related covenants.
Following is an example for illustrative purposes only and will not be included in future filings including the Form 10-K filed by the Company for the fiscal year ended December 31, 2010.
For example, assume a borrower (or a related party group of borrowers) has two loans with a subsidiary bank of the Company. One loan is for a land acquisition and development project (“Real Estate Project”) and the other loan is to finance a commercial real estate office building (“CRE Loan”) with a nationally recognized tenant. These loans are not cross-collateralized and the loans do not guarantee each other. Assume further that the real estate project has stalled and the borrower (or related party group of borrowers) does not have the resources to keep contractual principal and interest current and the value of the collateral property is insufficient to repay the loan. In such circumstance, the Real Estate Project loan is placed on non-accrual status with concessions made by the bank resulting in the loan designated as a TDR. Provided the lease income assigned to the bank covers the CRE Loan’s debt service requirements and the collateral value supports the full and timely repayment of the principal and interest, the CRE Loan would remain an accruing, performing loan.
6.	We note your response to prior comment six of our letter dated January 12, 2011, and also note in your “Credit Quality Summary” tabular disclosures in your news release dated January 27, 2011, on your website that the categories residential construction and land, lot and other construction loans account for 61% or $117.68 million of your total unaudited non-accrual loans at December 31, 2010. In addition, we note these same categories accounted for $58.73 million of 65% of your total unaudited non-accrual loans at December 31, 2010. In addition, we note these same categories accounted for $58.73 million or 65% of your total unaudited net charge-offs for 2010. Given the concentration of credit risk in these loan categories, please tell us and provide the following information in future filings beginning with your 2010 Form 10-K related to your residential construction and land, lot and other construction non-performing loans:

February 23, 2011
Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

a.	General information about the type of collateral securing these non-performing loans and the borrower;

b.	If there is a concentration of 5% or more for these loans in a bank subsidiary or geographic location of the underlying collateral;

c.	Status of the construction project or development; and

d.	The appraisal method for these loans (i.e. “as-is” versus at completion).
Response:
The following is an expanded discussion consistent with the request that will be included in future filings beginning with the Form 10-K filed by the Company for the fiscal year ended December 31, 2010, as deemed necessary:
In evaluating the need for a specific or general valuation allowance for impaired and unimpaired loans, respectively, within the Company’s construction loan portfolio, including residential construction and land, lot and other construction loans, the credit risk related to such loans was considered in the ongoing monitoring of such loans, including assessments based on current information, including new or updated appraisals or evaluations of the underlying collateral, expected cash flows and the timing thereof, as well as the estimated costs to sell when such costs are expected to reduce the cash flows available to repay or otherwise satisfy the construction loan. Construction loans are 17 percent of the Company’s total loan portfolio and account for 61 percent of the Company’s non-accrual loans at December 31, 2010. Collateral securing construction loans include residential buildings (e.g., single/multi-family and condominiums), commercial buildings, and associated land (multi-acre parcels and individual lots, with and without shorelines). Outstanding balances are centered in Western Montana and Northern Idaho, as well as Boise, Ketchum and Sun Valley, Idaho. None of the individual bank subsidiaries have a concentration of constructions loans exceeding 5 percent of the Company’s total loan portfolio.
As identified below, the following four bank subsidiaries had non-accrual construction loans that aggregated 5 percent or more of the Company’s $117.7 million of non-accrual construction loans at December 31, 2010. Also identified below are the principal areas of the bank subsidiaries’ operations in which the collateral properties of such non-accrual construction loans are located:

Mountain West	38 percent	Northern Idaho
Boise and Sun Valley, Idaho
Glacier	31 percent	Western Montana
First Security	14 percent	Western Montana
Big Sky	7 percent	Western Montana

February 23, 2011
Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

Residential non-accrual construction loans are 11 percent of the total construction loans on non-accrual status as of year end 2010. Unimproved land and land development loans collectively account for the bulk of the non-accrual commercial construction loans at each of the four bank subsidiaries. With locations and operations in the contiguous northern Rocky Mountain states of Idaho and Montana, the geography and economies of each of the four bank subsidiaries are predominantly tied to real estate development given the sprawling abundance of timbered valleys and mountainous terrain with significant lakes, streams and watershed areas. Consistent with the general economic downturn, the market for upscale primary, secondary and other housing as well as the associated construction and building industries have stalled after years of significant growth. As the housing market (rental and owner-occupied) and related industries continue to recover from the downturn, the Company continues to reduce its exposure to loss in the construction loan and other segments of the total loan portfolio.
For non-performing construction loans involving residential structures, the percentage of completion exceeds 95% at December 31, 2010. For construction loans involving commercial structures, the percentage of completion ranges from projects not started to projects completed at year end 2010. During the construction loan term, all construction loan collateral properties are inspected at least monthly, or more frequently as needed, until completion. Draws on construction loans are predicated upon the results of the inspection and advanced based upon a percentage of completion basis versus original budget percentages. When construction loans become non-performing and the associated project is not complete, the Company on a case-by-case basis makes the decision to advance additional funds or to initiate collection/foreclosure proceedings. Such decision includes obtaining “as-is” and “at completion” appraisals for consideration of potential increases or decreases in the collateral’s value. The Company also considers the increased costs of monitoring progress to completion, and the related collection/holding period costs should collateral ownership be transferred to the Company. With very limited exception, the Company does not disburse additional funds on non-performing loans; instead, the Company has proceeded to collection and foreclosure actions in order to reduce the Company’s exposure to loss on such loans.
7.	We note from your response to prior comment seven in our letter dated January 12, 2011, that 37% of your commercial real estate loan dollar balances as of December 31, 2010, were based on an appraisal greater than twelve months. Please tell us and disclose in future filings beginning with your 2010 Form 10-K the following:
a.	How you determine whether to order a new appraisal or rely on your internal evaluation. We note from your policy that at least quarterly you review appraisals or evaluations (new or updated) for your collateral-dependent impaired loans.

February 23, 2011
Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

b.	The specific procedures you perform and third-party evidence you rely upon to update the valuation of the underlying collateral with an appraisal more than twelve months old.

c.	In instances where current valuations of the underlying collateral are not available for an impaired loan, how you factor into your impairment analysis knows depreciation in the collateral values of similar properties. For example, if you receive an updated appraisal on a similar property that reflects deterioration in the market value of that property; do you make adjustments to the collateral values of other properties in the same area to reflect the market deterioration? If not, please tell us why you don’t believe this would be relevant information to be considered in your impairment analysis.
Response:
The following is an expanded discussion consistent with the request that will be included in future filings beginning with the Form 10-K filed by the Company for the fiscal year ended December 31, 2010, as deemed necessary:

Appraisal and Evaluation Process
The Company’s Loan Policy and credit administration practices adopt and implement the applicable requirements of the Interagency Appraisal and Evaluation Guidelines (and the Interagency Guidelines for Real Estate Lending Policies in Appendix A to Part 365 of Title 12, CFR) (collectively, the “Guidelines”) and the Uniform Standards of Professional Appraisal Practice (“USPAP”) as established and amended by the Appraisal Standards Board. The Company’s Loan Policy establishes criteria for obtaining appraisals or evaluations, including transactions that are otherwise exempt from the appraisal requirements set forth within the Guidelines.
Each of the Company’s eleven bank subsidiaries monitor conditions, including supply and demand factors, in the real estate markets served so they can react quickly to changing market conditions to mitigate potential losses from specific credit exposures within the loan portfolio. Evidence of the following real estate market conditions and trends is obtained from lending personnel and third party sources:
•	demographic indicators, including employment and population trends;

•	foreclosures, vacancy, construction and absorption rates;

•	property sales prices, rental rates, and lease terms;

•	current tax assessments;

•	economic indicators, including trends within the lending areas; and

•	valuation trends, including discount and capitalization rates.

February 23, 2011
Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

Third party information sources include federal, state, and local governments and agencies thereof, private sector economic data vendors, real estate brokers, licensed agents, sales, rental and foreclosure data tracking services.
The time between ordering an appraisal or evaluation and receipt from third party vendors is typically two to three weeks for residential property and four to six weeks for non-residential property. For real estate properties that are of highly specialized or limited use, significantly complex or large, additional time beyond the typical times may be required for new appraisals or evaluations.
As part of the Company’s credit administration and portfolio monitoring practices, the Company’s regular internal and external credit examinations review a significant number of individual loan files. Appraisals and evaluations are reviewed to determine whether the timeliness, methods, assumptions, and findings are reasonable and in compliance with the Company’s Loan Policy and credit administration practices, the Guidelines and USPAP standards. Such reviews include the adequacy of the steps taken by the Company to ensure that the individuals who perform appraisals and evaluations are appropriately qualified and are not subject to conflicts of interest. Deficiencies, if any, are reported to the Banks’ Board of Directors and prompt corrective action is taken.
For collateral-dependent loans and real estate loans for which foreclosure or a deed-in-lieu of foreclosure is probable, impairment is measured by the fair value of the collateral, less estimated cost to sell. The fair value of the collateral is determined primarily based upon appraisal or evaluation (new or updated) of the underlying property value. The Company reviews appraisals or evaluations, giving consideration to the highest and best use of the collateral, with values reduced by discounts to consider lack of marketability and estimated cost to sell. Appraisals or evaluations (new or updated) are reviewed at least quarterly and more frequently based on current market conditions, including deterioration in a borrower’s financial condition and when property values may be subject to significant volatility. After review and acceptance of the collateral appraisal or evaluation (new or updated), adjustments to an impaired loan’s value may occur.
In deciding whether to obtain a new or updated appraisal or evaluation, the Company considers the impact of the following factors and environmental events:
•	passage of time;

•	improvements to, or lack of maintenance of, the collateral property;

•	stressed and volatile economic conditions, including market values;

•	changes in the performance, risk profile, size and complexity of the credit exposure;

•	limited or specific use collateral property;

February 23, 2011
Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

•	high loan-to-value credit exposures;

•	changes in the adequacy of the collateral protections, including loan covenants and financially responsible guarantors;

•	competing properties in the market area;

•	changes in zoning and environmental contamination;

•	the nature of subsequent transactions (e.g., modification, restructuring, refinancing); and

•	the availability of alternative financing sources.
The Company also takes into account (i) the Company’s experience with whether the appraised values of impaired collateral-dependent loans are actually realized, and (ii) the timing of cash flows expected to be received from the underlying collateral to the extent such timing is significantly different than anticipated in the most recent appraisal.
The Company generally obtains new or updated appraisals or evaluations annually for collateral underlying impaired loans. For collateral-dependent loans for which the appraisal of the underlying collateral is more than twelve months old, the Company updates collateral valuations through procedures that include obtaining current inspections of the collateral property, broker price opinions, comprehensive market analyses and current data for conditions and assumptions (e.g., discounts, comparable sales and trends) underlying the appraisals’ valuation techniques. The Company’s impairment/valuation procedures take into account new and updated appraisals on similar properties in the same area in order to capture current market valuation changes, unfavorable and favorable.
We trust that the above is fully responsive to your comments. However, if you have any further questions or concerns, please do not hesitate to call our counsel Steve Klein at (206) 340-9648 or the undersigned at (406) 751-7706.

Very truly yours,

Glacier Bancorp, Inc.

/s/ Ron J. Copher

Ron J. Copher
Senior Vice President and Chief Financial Officer

CC:	Ms Lindsay McCord